Exhibit 12

PARKER-HANNIFIN CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands)

	Nine months Ended March 31,		Fiscal Year Ended June 30,
	2005	2004	2004	2003	2002	2001	2000
EARNINGS
Income from continuing operations before income taxes	$537,015	$298,193	$480,126	$287,997	$218,036	$528,183	$562,187

Add:
Interest on indebtedness, exclusive of interest capitalized in accordance with FASB #34 and interest on ESOP loan guarantee	47,259	51,585	67,258	75,226	75,994	89,141	51,576

Amortization of deferred loan costs	1,109	1,857	2,293	1,786	1,357	810	659

Portion of rents representative of interest factor	16,647	16,143	22,195	21,524	20,509	18,663	13,457

Equity share of losses of companies for which debt obligations are not guaranteed				2,895	6,078	1,571	1,359

Amortization of previously capitalized interest	204	219	291	291	297	274	254

Income as adjusted	$602,234	$367,997	$572,163	$389,719	$322,271	$638,642	$629,492

FIXED CHARGES

Interest on indebtedness, exclusive of interest capitalized in accordance with FASB #34 and interest on ESOP loan guarantee	$47,259	$51,585	$67,258	$75,226	$75,994	$89,141	$51,576

Amortization of deferred loan costs	1,109	1,857	2,293	1,786	1,357	810	659

Portion of rents representative of interest factor	16,647	16,143	22,195	21,524	20,509	18,663	13,457

Fixed charges	$65,015	$69,585	$91,746	$98,536	$97,860	$108,614	$65,692

RATIO OF EARNINGS TO FIXED CHARGES	9.26x	5.29x	6.24x	3.96x	3.29x	5.88x	9.58x

Note: All periods presented, as applicable, have been restated to reflect a business divested in December 2004 as discontinued operations.